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                       FILING PURSUANT TO RULE 425 OF THE
                       SECURITIES ACT OF 1933, AS AMENDED

                       FILER: NORTHROP GRUMMAN CORPORATION

                       SUBJECT COMPANY: TRW INC. NO 1-2384

                   FILING: REGISTRATION STATEMENT ON FORM S-4
                          (REGISTRATION NO. 333-83672)

Northrop Grumman Corporation filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. capital stock for Northrop Grumman Corporation stock. These documents contain important information. TRW Inc. shareholders should read these documents and any amendments or supplements thereto before making any decision regarding the offer to exchange. Copies of such documents may be obtained without charge at the SEC's website at www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to exchange, at 800-755-7520.

The directors, certain executive officers and other employees and representatives of Northrop Grumman Corporation may be deemed to be participants in the solicitation of proxies of TRW Inc. shareholders in connection with shareholder proposals relating to the 2002 Annual Meeting of TRW Inc. Shareholders and a Special Meeting of TRW Inc. Shareholders to be held on April 24, 2002 and April 22, 2002, respectively. Northrop Grumman Corporation has filed preliminary materials for these shareholder meetings which contain information regarding such potential participants. Northrop Grumman Corporation's proxy materials contain important information and should be read by TRW Inc. shareholders. These proxy materials and any amendments thereto may be obtained at no charge at the SEC's website at www.sec.gov as they become available.

            ---------------------------------------------------------

The text of the following press release was issued by TRW Inc. on February 26, 2002.

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TRW Sends Letter to Northrop Grumman

CLEVELAND, Feb. 26 /PRNewswire-FirstCall/ -- TRW Inc. (NYSE: TRW-news) today sent a letter to Kent Kresa, Chairman of the Board and Chief Executive Officer, of Northrop Grumman Corporation (NYSE:NOC-news). The full text of the letter follows:

                                February 26, 2002

     Mr. Kent Kresa
     Chairman of the Board and Chief Executive Officer
     Northrop Grumman Corporation
     1840 Century Park East
     Los Angeles, CA 90067

     Dear Mr. Kresa:

     We received your letter on the evening of February 21, 2002, and note that it requests a response by February 27, 2002. In view of your request for a response by that date, we wanted to inform you of our needs and timing.

     Our Board of Directors will address your letter promptly and in an orderly manner. In this regard, as is obviously necessary and appropriate, we have engaged financial and legal advisors to help us properly evaluate the situation. We will conduct Board discussions in the near future and will respond in a timely fashion, but it will not be before the close of business February 27, 2002.

     Sincerely,
     /s/ Philip A. Odeen                /s/ Kenneth W. Freeman
     Philip A. Odeen                    Kenneth W. Freeman
     Non-executive Chairman             Lead Director